Filed by Allergan, Inc.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Inamed Corporation
Commission File No.: 1-09741
ALLERGAN, INC. COMMENCES EXCHANGE OFFER
FOR SHARES OF INAMED CORPORATION
IRVINE, CA, November 21, 2005 — Allergan, Inc. (NYSE: AGN), a leading global specialty pharmaceutical company, today commenced an exchange offer for all outstanding shares of Inamed Corporation (NASDAQ: IMDC) under Allergan’s previously announced proposal to acquire Inamed. Allergan commenced the exchange offer after providing prior notification to Inamed. The two companies have entered into a confidentiality agreement and Allergan expects that the two companies will begin to exchange non-public information today.
Under the terms of the exchange offer, Allergan is offering to exchange for each outstanding common share of Inamed, either $84 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder. Elections of Inamed stockholders are subject to proration as described in Allergan’s Form S-4 filed today with the Securities and Exchange Commission (SEC) so that 45% of the aggregate Inamed shares tendered will be exchanged for cash and 55% of the aggregate Inamed shares tendered will be exchanged for shares of Allergan common stock.
The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on December 20, 2005, subject to extension or earlier termination. A prospectus describing the exchange offer and a letter of election and transmittal to be used by stockholders to tender common shares pursuant to the exchange offer will be mailed to Inamed stockholders of record.
The exchange offer is subject to certain conditions as described in the prospectus. Wells Fargo Bank, N.A. is the Exchange Agent for the offer. MacKenzie Partners, Inc. is the Information Agent for the offer and Morgan Stanley is the Dealer Manager. MacKenzie Partners can be reached at (212) 929-5500 or toll-free at (800) 322-2885.
About Allergan, Inc.
Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company providing specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the ophthalmology, neurosciences, medical dermatology, medical aesthetics and other specialty markets that deliver value to its customers, satisfy unmet medical needs, and improve patients’ lives.
Forward-Looking Statements
This press release contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Allergan and Inamed. Statements made in the future tense, and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below), and include: general industry and pharmaceutical market conditions; general domestic and international economic conditions; technological advances and patents obtained by competitors; challenges inherent in product marketing such as the unpredictability of market acceptance for new pharmaceutical and biologic products and/or the acceptance of new indications for such products; uncertainties regarding analysts and other’s projections and estimates for revenues and earnings of Inamed and market growth rates; domestic and foreign health care reforms; the timing and uncertainty of research and development and regulatory processes; trends toward managed care and health care cost containment; and governmental laws and regulations affecting domestic and foreign operations. Risks and uncertainties relating to the proposed transaction include: that required regulatory approvals will not be obtained in a timely manner, if at all; that the anticipated benefits and synergies of the transaction will not be realized; that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan has filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO in connection with the exchange offer. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed acquisition, as they contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.
Contact Information:

Amy Bilbija / Dan Burch, MacKenzie Partners	212-929-5500 or 800-322-2885
Allergan Investor Relations	714-246-4636
Allergan Media Relations	714-246-5134
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